Mail Stop 3561
      July 12, 2005

Jonathan Lei
President
Roaming Messenger, Inc.
50 Castilian Drive, Suite A
Santa Barbara, CA 93117

      Re:	Roaming Messenger, Inc.
      Amendment One to Registration Statement on Form SB-2
      Filed June 23, 2005
		File No. 333-124600
		Form 10-KSB for Fiscal Year Ended June 30, 2004
		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
      File No. 0-13215

Dear Mr. Lei:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Amendment One to Registration Statement on Form SB-2
1. Please refer to comment 4 in our letter dated June 2, 2005. We note your revisions to your disclosure. We reissue our prior comment
4. Please revise your Summary to briefly and clearly describe how your product works and its advantage over other communication systems.
2. Similarly, please refer to comments 16 and 23 in our letter dated
June 2, 2005. We reissue our prior comments 16 and 23. Please revise your Management Discussion and Analysis and your Business disclosure to more clearly describe how your product works and its advantage over other communication systems.
3. Also, we note that your Summary and Management Discussion and Analysis disclosures are very similar. The Summary should be brief but informative. The Management Discussion and Analysis should provide greater details concerning your business and the roaming messenger system.
4. We note the changes you have made in your Management Discussion and Analysis disclosure in response to comment 22 in our letter dated
June 2, 2005.
Please expand your discussion to include some of the risk associated with the periodic equity agreement that would impact your liquidity and capital resources.

Directors and Executive Officers, page 18
5. Please refer to comment 26 in our letter dated June 2, 2005.
We
note the changes you have made in your disclosure in response to our comment. We reissue our prior comment 26. Please disclose the background of Mr. Dhillon for the year 1999 and about Mr.
Djokovich
for the year 2003.

2. Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-7
6. We note your response to comment 33 in our letter dated June 2, 2005. Please tell us your policy for recognizing one-time license fees associated with customer activation. Tell us if you recognize the one-time fee at inception, defer recognition until the end of the agreement or allocate the revenue over the agreement term based on some other systematic approach. In your response include applicable accounting pronouncements that support your policy and the amount of revenue recognized for each statement of operations and deferred as of each balance sheet date. Additionally, tell us why you record revenue and cost of revenue for third party online marketing services on a gross basis rather than net. In your response include the indicators of gross revenue reporting outlined in EITF No. 99-19 or
01-09, as applicable, and the amount of revenue and cost of revenue recognized for each statement of operations. Include these policies in your next amendment to Form SB-2.

8. Stock Options and Warrants, page F-13
7. We note your response to comment 34 in our letter dated June 2, 2005. We note your representation accelerating the vesting period is a modification of awards; however, we do not understand how you determined the incremental compensation cost was $0 at the modification date. Please tell us the original intrinsic value, the intrinsic value at the modification date, the number of accelerated awards and the amount of compensation expense recorded at each measurement date. Include your basis for the current price of the underlying stock in determining the intrinsic value of stock option awards.
8. We note your response to comment 35 in our letter dated June 2, 2005. We still do not understand why the number of warrants and exercise prices do not reconcile. Please advise or revise your disclosure on page 26 and the tabular information in footnote 8 to reconcile and disclose the aggregate amount of outstanding warrants.
See Rule 4-08(i) of Regulation S-X.

12. Subsequent Events, page F-17
9. We note your response to comment 37 in our letter dated June 2, 2005. Please advise or revise your disclosure to describe the event of default under the Registration Rights Agreement and state Wing Fund Inc. waived the right to require you to issue an additional 200,000 common shares as a result of failing to prepare and file a registration statement by March 28, 2005.

Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
10. As applicable, please revise your Form 10-QSB to address the comments above as well.

Exhibits 31.1
11. Your certifications are missing paragraph 4(d). Accordingly, please amend your Form 10-QSB in its entirety with the certification in its correct form.

*****

      As appropriate, please amend your registration statement and periodic report in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or Mike Moran, Accounting Branch Chief at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at
(202) 551-3342 or David Mittelman, Legal Branch Chief at (202)
551-
3241 me at (202) 551-3720 with any other questions.



      					Sincerely,



      					H. Christopher Owings
      Assistant Director




cc:  Gregory Sichenzia, Esq.
      Sichenzia Ross Friedman Ference LLP
      Via Fax (212) 930-9725




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Jonathan Lei
Roaming Messenger, Inc.
July 12, 2005
Page 4